Exhibit (4.3)

[DATE]

RE: Stock Option Grants Johnson Outdoors Inc. Stock Option Plan for Non-Employee Directors

This letter is to confirm that on [DATE], you were granted an option to purchase [NUMBER] shares of Johnson Outdoors Inc. (“Company”) Class A Common Stock, $.05 par value (the “Class A Common Stock”) pursuant to the terms of the Company’s 2003 Non-Employee Director Stock Ownership Plan (the “Plan”).

Your stock option to purchase up to [NUMBER] shares of Class A Common Stock is subject to the terms and conditions of the Plan. The option price is [PRICE] per share, which was the average of the high and low prices of a share of Class A Common Stock in the over-the-counter market on [DATE], the date of the grant.

In accordance with the terms of the Plan, your option is not exercisable until one year after the date of the grant unless your status as a director of the Company terminates because of death prior to that time, in which event the option becomes immediately exercisable in full and may be exercised for a period of three (3) years after the date of death. If for any reason other than death you cease to be a director of the Company within one year of the date of grant, the option shall be cancelled as of the date of such termination. Subject to the foregoing, the option expires ten (10) years after the date of grant, or if earlier, three (3) years after you cease to be a director of the Company.

•	Procedure for Exercise. You may exercise your option in whole or in part at any time after the option has become exercisable (as discussed above) by delivering written notice to the Company together with payment of the option price in cash or previously acquired shares of Class A Common Stock valued at their fair market value.

•	Securities Laws Matters. Applicable federal and state securities laws govern the disposition by you of shares purchased through the exercise of your option. You may sell such shares only (1) pursuant to an effective registration statement under the Securities Act of 1933, as amended (“Act”); or (2) in a transaction which, in the opinion of counsel for the Company, is exempt from registration thereunder, such as a sale which fully complies with Rule 144 under the Act.

[NAME]
[DATE]

•	Transferability. Your options may not be transferred other than by will or under the laws of descent and distribution, except that a Participant may, to the extent allowed by the Board or a committee designated by the Board and in a manner specified by the Board or such committee, (i) designate in writing a beneficiary to exercise the option after the Participant’s death; or (ii) transfer any option.

•	Conformity with Plan. Your option is intended to conform in all respects with, and is subject to all applicable provision of the Plan. Inconsistencies between this letter and the Plan shall be resolved in accordance with the terms of the Plan.

Please execute and return the enclosed copy of this letter to me. By doing so, you agree to be bound by all of the terms of this letter and of the Plan.

Very truly yours,
JOHNSON OUTDOORS INC.

Kevin J. Mooney
Vice President of Human Resources

____________________________________
Director